Exhibit 97.1
DOXIMITY, INC.
COMPENSATION RECOVERY POLICY

Adopted as of October 26, 2023
Doximity, Inc., a Delaware corporation (the “Company”), has adopted a Compensation Recovery Policy (this “Policy”) as described below.
1.Overview
The Policy sets forth the circumstances and procedures under which the Company shall recover Erroneously Awarded Compensation from Covered Persons (as defined below) in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the New York Stock Exchange. Capitalized terms used and not otherwise defined herein shall have the meanings given in Section 3 below.
2.Compensation Recovery Requirement
In the event the Company is required to prepare a Material Financial Restatement, the Company shall recover reasonably promptly all Erroneously Awarded Compensation with respect to such Material Financial Restatement.
3.Definitions
a.“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date for a Material Financial Restatement together with the period beginning on the first day of the fiscal year including the Restatement Date for a Material Financial Restatement and ending on the Restatement Date. In addition, in the event the Company has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.
b.“Applicable Rules” means any rules or regulations adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act.
c.“Board” means the Board of Directors of the Company.
d.“Committee” means the Compensation Committee of the Board or, in the absence of such committee, a majority of independent directors serving on the Board.
e.“Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time Erroneously Awarded Compensation is received, regardless of the person’s current role or status with the Company.
f.“Effective Date” means October 2, 2023.

g.“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange in accordance with the Applicable Rules. Incentive- Based Compensation is deemed received, earned, or vested when the Financial Reporting Measure is attained, not when the actual payment, grant, or vesting occurs.
h.“Exchange” means the New York Stock Exchange.
i.An “Executive Officer” means any person who served the Company in any of the following roles at any time during the performance period for Incentive-Based Compensation such person received during or after beginning service in such role: the president, principal financial officer, principal accounting officer (or if there is no such accounting officer the controller), any vice president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the Company. Executive officers of parents or subsidiaries of the Company may be deemed executive officers of the Company if they perform such policy making functions for the Company.
j.“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and stock price and total shareholder return. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
k.“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure and any equity-based compensation provided by the Company or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units and stock appreciation rights.
l.A “Material Financial Restatement” means an accounting restatement of previously issued financial statements of the Company due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

m.“Restatement Date” means, with respect to a Material Financial Restatement, the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Material Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Material Financial Restatement.
4.Exception to Compensation Recovery Requirement
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, documented such reasonable attempt(s) to recover, and provided that documentation to the Exchange; (ii) recovery would likely cause an otherwise tax- qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the applicable regulations thereunder.
5.Recovery Where Intentional Misconduct
In addition to (and without limiting) the provisions of Section 2 above, in the event the Company is required to prepare a Material Financial Restatement after the Effective Date and the Board (or a duly established committee thereof), in its sole discretion, determines that a Covered Person’s act or omission contributed to the circumstances requiring the Material Financial Restatement and such act or omission involved any of the following: (i) willful, knowing or intentional misconduct or a willful, knowing or intentional violation of any of the Company’s rules or any applicable legal or regulatory requirements in the course of the Covered Person’s employment by the Company or (ii) fraud in the course of the Covered Person’s employment by the Company, the Company will use reasonable efforts to recover from such Covered Person up to 100% (as determined by the Board or a duly established committee thereof in its sole discretion) of the Incentive-Based Compensation received by such Covered Person from the Company during the three fiscal years preceding the date on which the Company determined that it is required to prepare a Material Financial Restatement.
6.Method of Compensation Recovery
The Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:
a.requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
c.cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
d.adjusting or withholding from unpaid compensation or other set-off;

e.cancelling or offsetting against planned future grants of equity-based awards; and/or
f.any other method permitted by applicable law or contract.
Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.
7.Policy Interpretation
This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.
8.Policy Administration
This Policy shall be administered by the Committee. The Committee shall have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee shall have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and shall have full power and authority to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this policy shall be final, binding and conclusive.
9.Compensation Recovery Repayments not Subject to Indemnification
Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not entitled to indemnification for Erroneously Awarded Compensation recovered under this Policy.
10.Non-Exclusive Remedy; Successors
Recovery of Erroneously Awarded Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any rights of the Company to recover Erroneously Awarded Compensation from Covered Persons under any applicable laws or regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, employment agreement, equity award agreement, or similar agreement with a Covered Person (the “Other Recovery Arrangements”). Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Other Recovery

Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from a Covered Person may be credited to the amount of Erroneously Awarded Compensation required to be recovered from such Covered Person pursuant to this Policy from such person.
The Policy shall be binding and enforceable against each Covered Person and, to the extent required by applicable law, his/her beneficiaries, heirs, executors, administrators or other legal representatives.